Chrysler Center
666 Third Avenue
New York, NY 10017
Daniel I. DeWolf | 212 692 6223 | ddewolf@mintz.com	212-935-3000
212-983-3115 fax
www.mintz.com

December 23, 2013

VIA EDGAR, EMAIL AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Greene, Esq., Senior Counsel

Re:	SharesPost 100 Fund

File Nos.: 333-184361 and 811-22759

Ladies and Gentlemen:

On behalf of SharesPost 100 Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), as initially filed with the Commission on October 10, 2012 and amended on April 12, 2013, August 2, 2013, November 6, 2013 and December 12, 2013, respectively. We are delivering clean and marked courtesy copies of the Amendment to Larry Greene of the Commission (the “Staff”).

Set forth below are the Fund’s responses to comments given by telephone (by voicemail) (the “Comments”) on December 19, 2013 by Larry Greene. For convenience, we have summarized and incorporated into this response letter the Comments. Page number references in our responses correspond to the marked copies of the Registration Statement. Defined terms used herein but not defined will have the meanings used in the Registration Statement.

1.	Comment: With your next amendment of the Registration Statement, please file an updated consent from your independent registered accountant.

Response: We have filed our independent registered accountant’s consent with the Amendment as requested.

2.	Comment: In your correspondence to the Staff, please make a representation that there have been no material changes to the financial statements of the Fund since the date of such financial statements.

Response: Please see attached as Exhibit A the requested representation made by the Fund.

3.	Comment: In the Registration Statement under the heading “The Fund May Change Its Investment Strategies, Policies, Restrictions, and Techniques”, in the proviso in the last paragraph of that section, please remove the cross-reference to the SAI and instead include the disclosure that was originally cross-referenced.

Response: We have revised the Registration Statement on page 36 of the Prospectus in accordance with the Staff’s comment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

December 23, 2013

The Fund understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6223 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Daniel I. DeWolf, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

666 Third Avenue

New York, NY 10017

Phone: (212) 935-3000

Fax: (212) 983-3115

Very truly yours,

/s/ Daniel I. DeWolf
Daniel I. DeWolf

cc:	SharesPost 100 Fund (Mr. Sven Weber)

2

Exhibit A

December 23, 2013

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Greene, Esq., Senior Counsel

Re:	SharesPost 100 Fund

File Nos.: 333-184361 and 811-22759

Ladies and Gentlemen:

SharesPost 100 Fund (the “Fund”) hereby represents to the Securities and Exchange Commission (the “Commission”) that there have been no material changes to the audited financial statements of the Fund since July 30, 2013 (the date of such financial statements).

Very truly yours,

SHARESPOST 100 FUND

/s/ Sven Weber
Sven Weber
President